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                          EXHIBIT 20.02
[LETTERHEAD]


CONTACT INFORMATION:                       FOR IMMEDIATE RELEASE
Charleen Locke
Zycad Corporation
(510) 623-4451
char@zycad.com


             ZYCAD ANNOUNCES SALE OF VERIFICATION BUSINESS ASSETS


FREMONT, CALIF.-- AUGUST 21, 1997 -- Zycad Corporation announced today that it has sold the assets of its verification business to IKOS Systems, Inc. and Credence Systems Corporation. IKOS Systems purchased the hardware Paradigm XP fault technology in a transaction valued at $3 million as discussed in a joint press release made by the companies today. Credence Systems Corporation purchased the Zycad software fault and test products known as the TDX product line, for an undisclosed sum of cash. Both transactions have been consummated.

According to Phillips W. Smith, Zycad's president and chief executive officer, "With the completion of these two transactions, Zycad Corporation is no longer in the design verification business. The current maintenance and support business is expected to be transitioned to a new company, Zycad TMG, during the current quarter. Following that transition Zycad will change its corporate name to GateField Corporation. GateField Corporation will now put its total corporate energy and focus on further penetrating the programmable ASIC business with their market leading ProASIC family of products."

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, increased levels of competition, new product introductions and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time-to-time in the Company's periodic reports filed with the Securities and Exchange Commission.

ZYCAD CORPORATION (OTC:ZCAD) formed GATEFIELD in August 1993 and developed the revolutionary, patented flash-based FPGA technology and architecture upon which its ProASIC family of high gate count, non-volatile reprogrammable products are built. Headquarters is based at 47100 Bayside Parkway, Fremont, CA 94538-9942. Call 800-243-7286 or 510-623-4400 or access world-wide-web at
http://www.zycad.com or http://www.gatefield.com.

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Zycad Corporation is a registered trademark and GateField and ProASIC are trademarks of Zycad Corporation. All other trademarks are held by their respective owners.